Exhibit 99.1

Luckin Coffee Announces Restructuring Effective Date in Relation to

Convertible Notes Due 2025 Has Occurred

BEIJING, January 31, 2022 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (in Provisional Liquidation) (“Luckin Coffee” or the “Company”) (OTC: LKNCY), with the support of its Joint Provisional Liquidators,1 today announced that pursuant to its previously announced scheme of arrangement (the “Scheme”), all of the conditions precedent to the effective date of the restructuring contemplated in the Scheme (the “Restructuring Effective Date”) have been satisfied (or otherwise waived).2 Accordingly, the Scheme—which governs the restructuring of Luckin Coffee’s US$460 million 0.75% Convertible Senior Notes due 2025 (the “Existing Notes”)—has been substantially consummated and the Restructuring Effective Date has occurred.

“Today’s development marks the culmination of extraordinary efforts from the Luckin Coffee team and outstanding support from our creditors and stakeholders,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “We have greatly appreciated the professionalism and guidance of the Joint Provisional Liquidators throughout this pivotal and transformative process. Luckin Coffee is moving forward from a position of financial strength and remains focused on the continued execution of our growth strategy. The Board and management team are confident in our future and our ability to deliver sustainable growth and profitability while providing outstanding products and services to our customers.”

In aggregate, the Company has issued Scheme Consideration totaling US$245.5 million of cash, US$109.9 million of 9.00% Series B Senior Secured Notes due 2027 (the “New Notes”) and 9,235,902 ADSs representing 73,887,216 class A ordinary shares.3 The New Notes now represent the Company’s only offshore debt securities.

The occurrence of the Restructuring Effective Date follows unanimous approval of the Scheme by the voting holders of the Existing Notes, sanction of the Scheme in the Cayman Islands and recognition and enforcement of the Scheme in the United States, each of which was uncontested. A copy of the notice of the occurrence of the Restructuring Effective Date is attached as Exhibit 99.2 to the Current Report on Form 6-K furnished by the Company to the Securities and Exchange Commission today.

1 As previously reported, on July 15, 2020, the Grand Court of the Cayman Islands (the “Cayman Court”) appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” Joint Provisional Liquidators of Luckin Coffee (the “Joint Provisional Liquidators”). Luckin Coffee continues to operate its business under the day-to-day control of its Board of Directors and the supervision of the Joint Provisional Liquidators.

2 Terms used but not otherwise defined herein have the meaning given to them in the Scheme.

3 Due to the sufficiency of funds available on the Restructuring Effective Date, the New Notes A Replacement as contemplated under the Scheme was effectuated and the 9.00% Series A Senior Secured Notes due 2023 were not issued.

The parties to the amended winding up petition dated January 7, 2021 (the “Petition”), which preceded the application by the Company for the appointment of Joint Provisional Liquidators, expect to apply consensually to the Cayman Court for leave to withdraw or have the Petition dismissed, with resultant discharge of the Joint Provisional Liquidators as soon as reasonably practicable. Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited have served as Joint Provisional Liquidators of the Company since July 15, 2020.

Additional Information

In connection with the Company’s debt restructuring and the Scheme, Luckin Coffee is advised by Davis Polk & Wardwell LLP as legal counsel, Harney Westwood & Riegels as Cayman Islands legal counsel and Houlihan Lokey as financial advisor. The Joint Provisional Liquidators are represented by DLA Piper LLP (US) in the United States and Campbells LLP in the Cayman Islands. Holders of Existing Notes may contact Houlihan Lokey at HL_Lake@HL.com or the Joint Provisional Liquidators at luckin@alvarezandmarsal.com with any questions regarding the Scheme and related proceedings.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the ongoing restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the timing of the completion or outcome of the audit of Luckin Coffee’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC:LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience, and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee IR

Email: ir@lkcoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@lkcoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

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